SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share
(Title of Class of Securities)

G21515104
(CUSIP Number)

Richard A. Hornung

Hillhouse Capital Advisors, Ltd.

20 Genesis Close

George Town, Grand Cayman

KY1-1103 Cayman Islands

+ 345-749-8643

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,962,076 Ordinary Shares (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,962,076 Ordinary Shares (See Item 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,962,076 Ordinary Shares (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IA

* Consists of 2,751,200 Ordinary Shares held by funds managed by Hillhouse Capital Advisors, Ltd. ("HCA") and 210,876 Ordinary Shares held by funds managed by Hillhouse Capital Management, Ltd. ("HCM"). HCA and HCM are under common control and share certain policies, personnel and resources.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,962,076 Ordinary Shares (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,962,076 Ordinary Shares (See Item 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,962,076 Ordinary Shares (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IA

* Consists of 2,751,200 Ordinary Shares held by funds managed by HCA and 210,876 Ordinary Shares held by funds managed by HCM. HCA and HCM are under common control and share certain policies, personnel and resources.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 4 ("Amendment No. 4") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 19, 2019 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on January 27, 2020 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed with the SEC on May 8, 2020 ("Amendment No. 2") and Amendment No. 3 to the Schedule 13D filed with the SEC on September 18, 2020 ("Amendment No. 3", and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and as amended hereby, the "Schedule 13D") with respect to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of China Biologic Products Holdings, Inc., a Cayman Islands exempted company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D. This Amendment No. 4 amends Items 4, 6 and 7 as set forth below.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 26, 2020, Biomedical Treasure Limited ("Biomedical Treasure"), Biomedical Future Limited ("Biomedical Future") and Biomedical Development Limited ("Biomedical Development") executed a deed of adherence (the "Management Adherence Deed") in accordance with the Consortium Agreement, pursuant to which each of Biomedical Treasure, Biomedical Future and Biomedical Development became a party to the Consortium Agreement and agreed to, among other things, perform and comply with each of the obligations of an Initial Consortium Member as if each of them had been an Initial Consortium Member under the Consortium Agreement at the date of execution thereof.

In connection with the entry into the Management Adherence Deed and the Additional Centurium SPA, the Additional PWM SPAs and the Additional Parfield SPA (each as described and defined in Amendment No. 14 to the Schedule 13D filed by Centurium and the other Reporting Persons named therein on October 28, 2020 (the "Centurium 13D Amendment No. 14")), the Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under (i) that certain investor rights agreement, dated as of January 1, 2018, by and between PWM and the Issuer, and (ii) (A) those certain confidentiality agreements, dated as of October 20, 2019, entered into by each of Beachhead, PWM, Parfield, CITIC Capital, HH Sum and Temasek, respectively, and the Issuer and (B) that certain confidentiality agreement, dated as of October 14, 2020, by and between Mr. Chow and the Issuer. The Board has also determined, among other things, that the Initial Consortium Members and their respective affiliates will not be deemed to be an "Acquiring Person" under the Issuer's currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered in connection with the entry into, or the performance of any obligations under, the Management Adherence Deed, the Additional PWM SPAs, the Additional Centurium SPA and the Additional Parfield SPA.

On October 26, 2020, Cross Mark Limited, a substantial shareholder of PWM, executed and delivered a voting undertaking to PWM (the "Merger Voting Undertaking") pursuant to and subject to the terms and conditions of which, Cross Mark Limited agreed to, among other things, at any extraordinary general meeting of shareholders of PWM and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of PWM is sought, exercise all of its voting rights attaching to the ordinary shares held by it in PWM to (a) approve and enable PWM to vote the Ordinary Shares and other equity securities of the Issuer held by PWM in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Transaction; (b) oppose the taking of any action which might, in any material respect, interfere with, delay, adversely affect or be inconsistent with PWM's obligations in connection with the Merger Agreement and the transactions contemplated thereby, including the Transaction; and (c) vote in consistency with the recommendations of the board of directors of PWM with respect to its obligation of sharing a portion of the costs and expenses incurred by the Buyer Consortium (including any termination fee payable to the Issuer pursuant to the Merger Agreement) or any other arrangements in connection with the Transaction as agreed by PWM and such other parties.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 5 of 6 Pages

References to the Management Adherence Deed in this Amendment No. 4 are qualified in their entirety by reference to the Management Adherence Deed, which is attached hereto as Exhibit 10 and is incorporated herein by reference in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 10:	Management Adherence Deed, dated as of October 26, 2020, by Biomedical Treasure, Biomedical Future and Biomedical Development (incorporated herein by reference to the Management Adherence Deed filed as Exhibit 1 to the Centurium 13D Amendment No. 14).

CUSIP No. G21515104	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: October 28, 2020

HillHOUSE CAPital Advisors, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance
Officer

HillHOUSE CAPital MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance
Officer